Filed Pursuant to Rule 433

Registration Statement No.  333-158473

Term Sheet dated April 8, 2009 supplementing
the Preliminary Prospectus Supplement dated April 7, 2009

Final Term Sheet

Micron Technology, Inc.

60,240,000 Shares of Common Stock

This term sheet to the preliminary prospectus supplement dated April 7, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Micron Technology, Inc. (NYSE: MU)

Size:	60,240,000 shares, upsized from 55,300,000 in the preliminary prospectus supplement

Over-allotment option:	9,036,000 shares, upsized from 8,295,000 in the preliminary prospectus supplement

Underwriting discount:	4.00%

Price to public:	$4.15

Net proceeds to issuer:	$239.7 million (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the over-allotment option

Last reported sale price of the Issuer’s common stock on the NYSE:	$4.28 (April 8, 2009)

Pricing Date/Closing Date:	April 8, 2009 / April 15, 2009

Joint book-running managers:	Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.

Co-manager:	Deutsche Bank Securities Inc.

Use of Proceeds:	The net proceeds from the offering, after deducting the underwriters’ discounts and estimated offering expenses payable by the Issuer of approximately $10.3 million, will be approximately $239.7 million (or approximately $275.7 million if the underwriters exercise their over-allotment option in full).

The net proceeds from this offering will be used for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, the Issuer evaluates potential acquisitions and strategic transactions of businesses, technologies or products. Currently, however, the Issuer does not have any agreements with respect to any material acquisitions or strategic transactions.

Concurrent Offering of Convertible Senior Notes

Concurrently with this offering of common stock, pursuant to a separate prospectus supplement, we priced an underwritten public offering of $200 million aggregate principal amount of 4.25% convertible senior notes due October 15, 2013 (or $230 million aggregate principal amount of 4.25% convertible senior notes due October 15, 2013 if the underwriters exercise their over-allotment option in full) (the “Convertible Senior Notes Offering”).  Neither the completion of this offering nor of the Convertible Senior Notes Offering is contingent on the completion of the other.  Assuming no exercise of the underwriters’ over-allotment option with respect to the Convertible Senior Notes Offering, the net proceeds of the Convertible Senior Notes Offering, after deducting the underwriting discount and estimated expenses, will be approximately $194.2 million.

The convertible senior notes will be convertible at the holder’s option into shares of the Issuer’s common stock at a conversion rate of 196.7052 shares of common stock per $1,000 principal amount of convertible senior notes, which is equivalent to a conversion price of approximately $5.08 per share of the Issuer’s common stock, subject to adjustment in certain circumstances.  This initial conversion price represents a premium of approximately 22.50% relative to the public offering price of the Issuer’s common stock of $4.15 per share.

In connection with the Convertible Senior Note Offering, the Issuer entered into capped call transactions with counterparties, which are affiliated with some of the underwriters of the offering. The capped call transactions cover, subject to anti-dilution adjustments, approximately 39.3 million shares (or approximately 45.2 million shares if the underwriters of the Convertible Senior Notes Offering exercise their over-allotment option in full) of the Issuer’s Common Stock. The Issuer estimates the cost of the capped call transactions to be approximately $21.5 million, or $24.7 million if the underwriters of the Convertible Senior Notes Offering exercise their over-allotment option in full. The capped call transactions are expected to reduce the potential dilution upon conversion of the convertible senior notes. The capped call transactions have a capped price that is 60% higher than the public offering price of the Issuer’s common stock in this offering. In connection with establishing their initial hedge of these capped call transactions, the

Issuer expects that the counterparties will enter into various over-the-counter derivative transactions with respect to the Issuer’s common stock concurrently with, or shortly after, the pricing of the convertible senior notes and may unwind or enter into various over-the-counter derivatives and/or purchase the Issuer’s common stock in secondary market transactions after the pricing of the convertible senior notes. These activities could have the effect of increasing or preventing a decline in the price of the Issuer’s common stock concurrently with or following the pricing of the convertible senior notes. In addition, the counterparties may modify or unwind their hedge positions by entering into or unwinding various derivative transactions and/or purchasing or selling the Issuer’s common stock in secondary market transactions prior to maturity of the convertible senior notes (and are likely to do so on each exercise date of the capped call transactions).

Modifications to the Preliminary Prospectus Supplement

Capitalization

	March 5, 2009
	Actual	As Adjusted for this Offering	As Adjusted for this Offering and the Concurrent Offering of our Convertible Senior Notes and the Capped Call Transactions
			($ in millions)
Cash and equivalents and short-term investments	$932	$1,172	$1,344
Current portion of long-term debt and capital lease obligations	$353	$353	$353
1.875% convertible senior notes due 2014	$1,300	$1,300	$1,300
4.25% convertible senior notes due October 15, 2013	—	—	200
Other long-term debt and capital lease obligations, excluding current portion	1,242	1,242	1,242
Total long-term debt and capital leases	2,542	2,542	2,742
Noncontrolling interests in subsidiaries	2,344	2,344	2,344
Shareholders’ equity:
Common stock, par value $0.10 per share, 3,000 million shares authorized; 777.5 million shares issued and outstanding(1)	78	84	84
Additional capital	6,584	6,818	6,796
Accumulated deficit	(1,913)	(1,913)	(1,913)
Accumulated other comprehensive income (loss)	(7)	(7)	(7)
Total shareholders’ equity	4,742	4,982	4,960
Total capitalization	$9,981	$10,221	$10,399

(1)          Outstanding common stock does not include (i) 190.0 million shares of common stock reserved for issuance under our equity plans, under which options and restricted stock units to purchase 124.1 million shares were outstanding as of March 5, 2009, at a weighted average exercise price of $16.09 per share, (ii) 3.9 million shares of common stock issuable upon exchange of stock rights held by Intel Corporation and (iii) shares of common stock issuable upon conversion of the notes offered hereby and shares of common stock issuable upon conversion, if any, of the 1.875% convertible senior notes due 2014.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting IDEA on the SEC’s web site at www.sec.gov. Alternatively, either preliminary prospectus supplement may be obtained from Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, 180 Varick Street 2/F, New York, NY 10014, call toll-free 1-866-718-1649, or email prospectus@morganstanley.com; from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free 1-866-471-2526, or fax 212-902-9316, or email prospectus-ny@ny.email.gs.com; or from Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611, email: prospectusrequest@list.db.com.

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